

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2021

Luke D'Angelo
Chief Executive Officer
AppTech Corp.
5876 Owens Avenue
Suite 100
Carlsbad, California 92008

> **Re: AppTech Corp.**
> **Registration Statement on Form S-1**
> **Filed February 16, 2021**
> **File No. 333-253160**

Dear Mr. D'Angelo:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Andrew M. Tucker, Esq.